ANTICUS INTERNATIONAL CORPORATION 1155 Rene-Levesque, Suite 2500 Montreal, Quebec, Canada H3B 2K4

Date:	March 12, 2009
To:	Securities and Exchange Commission
Washington, D.C. 20549
ATTN: Michael Henderson
Subject:	Response to comments, your letter dated January 29, 2009
to Mr. Daniel Trudeau, President, Anticus International Corporation
Reference:	Anticus International Corporation
Form 10-K for the fiscal year ended June 30, 2008
File No. 000-51779

     Response and actions taken regarding the subject SEC letter and comments pertaining to the referenced Anticus International Corporation 10-K filing.

     Our response conforms to the format of your subject letter for ease of cross-reference. Response numbering corresponds directly to the numbers used in your letter. Your comments are restated, or restated in part, in Italics, for ease of reference. In our response, reference to a specific page number is avoided as these may have changed due to modification.

BEGINNING OF RESPONSES

General

We have provided a supplemental marked copy of our amended Report on Form 10K for the Fiscal Year Ended June 30, 2008. Where helpful we have identified new text in bold italic and deleted text in strikethrough. We will file this report on Form-10K/A promptly, provided our reply is satisfactory and no additional comments remain unresolved.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 3

1.	Please review this section to briefly describe your business and your principal products and services. See Item 101(h)(4) of Regulation S-K. Please reduce overall length of your discussion and also reduce or eliminate your description of the business of other companies.

Response

Business section has been revised. We have eliminated our discussions of other companies business.

2.	Describe the costs and effects of compliance with environmental laws (federal, state and local). See Item 101(h)(4)(xi) of Regulation S-K.

Response

We have added disclosure indicating no special cost or effects of compliance with environmental laws. We discuss the beneficial environmental effects of our process and general care and handling needs of unprocessed materials to be used in our process.

3.	Please disclose your internet website. Refer to Item 101(e)(3) of Regulation S-K.

Response

>We have disclosed the Green Yeast website

4.	Please present all monetary figures in U.S. dollars.

Response

>We have revised monetary figures to indicate U.S. Dollars and removed the Euro references.

Legal Proceedings, page 10

5.	We note your disclosure that no legal proceedings were initiated or served upon the company in the fiscal year ended June 30, 2008. Please confirm in your response letter that the company was not a party to any pending legal proceedings during the year. If this was not the case, please advise to describe briefly any pending legal proceedings, other than ordinary routine litigation, to which you are a party. Please see Item 103 of Regulation S-K.

Response

> The company was not a party to any pending legal proceedings during the year ended June 30, 2008.

Market for Registrant’s Common Equity… page 11

6.	Clarify in this section that your common stock is not listed but is quoted on the OTC Bulletin Board, and remove the reference to “listing” your common stock on the OTC Bulletin Board.

Response

>We have clarified this section to indicate our common stock is “Quoted” on the OTC Bulletin Board and removed “Listed” from the disclosure.

7.	Confirm that you have not had any stock splits of dividend payments since January 2006. If so, please remove the “Adjusted Close” column from your table as it provides no additional information to the “Close” column.

Response

>We have not had any stock splits of dividend payments since January 2006 and have removed the “Adjusted Close” column.

Management’s Discussion and Analysis of Financial Condition…, page 13

8.	We note your disclosure that you announced on May 9, 2008 that shares of your common stock are “again trading” on the Over the Counter Bulletin Board. Provide additional information regarding time periods during which your common stock was not being traded on the OTC Bulletin Board and the surrounding circumstances.

Response

>We have provided information regarding periods during which your common stock was not being traded on the OTC Bulletin Board and the surrounding circumstances. We have removed the “again trading” disclosure from subsequent filings and identified our common stock as “Quoted” not “Listed”.

9.	We note that you entered into an agreement on June 25, 2008 with Redal, Inc. to construct a bioreactor to create larger sample quantities. This appears to be a material contract. Please tell us why in your response letter the agreement is not filed as an exhibit to your 10-K as a material contract and why you have not filed an Item 1.01 Current Report on Form 8-K upon entering into such an agreement. See Item 601(b)(10) of Regulation S-K. Also, please explain why the initial agreement with Redal, Inc. from April 1006 in which you first obtained a license to Prolactis has not been filed as an exhibit to your filing.

Response
>We did not consider the agreement on June 25, 2008 with Redal, Inc. as a material contract due to the amount paid being under $30 thousand. Based on our assets the purchase was less than 10%. Based on net cash used in operating activities this was less than 10% of expended cash.
We did file the initial agreement with Redal, Inc. from April 1006 in which we first obtained a license to Prolactis with our report on Form 8-K filed on April 25, 2006 and we filed an amendment to the agreement with on our report on Form 8-K filed on July 12, 2006. We are currently not generating revenues based on the license which renders the royalty of four percent (4%) of all gross sales non-
material. We have incorporated by reference the agreement as amended in the revised filing.

Liquidity and Capital Resources, page 14

10.	We note your disclosure on page 14 under “Going Concern” heading. Please revise your liquidity discussion to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. See Item 303(a)(1) of Regulation S-K.

Response

>We have added the following disclosure: Material Impact of Known Events on Liquidity

Other than the general economic, financial and credit problems being experienced throughout the world markets and economies resulting in a general reduction of available credit and investment funds; we have not identified any known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to result in a material increase or decrease in our liquidity. We have historically financed our operations through the sale of our common equity and continue to experience the same difficulties in the current financial environment as we had in the past. Our limited operational history and lack of current revenues are more of an impact on financing efforts to sustain and expand our operations than the global economic condition.

Report of Independent Registered Public Accounting Frim, page 16

11.	Please request your auditors to provide an opinion on the cumulative amounts for the period from inception (May 1, 2002) through June 30, 2008.

Response

> Our auditor has provided a revised opinion indicating:

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anticus International Corporation as of June 30, 2008 and 2007 and the results of its operations and its cash flows for the two years then ended and for the period from the Company’s inception (May 1, 2002) through June 30, 2008., in conformity with accounting principles generally accepted in the United States of America.

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page 26

12.	We note your disclosure that you generated $19,441 from the ownership of overriding royalties in the Centurion and Hobart Properties. Please tell us nature of these revenues and why they were not reflected in the Statement of Operations.

Response

> The disclosure was revised to read as intended: Revenue recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as revised by SAB No. 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable and collectibility is probable. Sales are recorded net of sales discounts. For the years ended June 30, 2008 and 2007, the Company did not generate any revenue.

The following sentence was removed and was a word processing error which occurred when the auditing accountant returned a file for EDGAR conversion. The statement pertains to a client of the auditing accountant and is unrelated to the operations of Anticus.

For the year ended June 30, 2008, the Company generated $139,441 from its ownership of overriding royalties which it owns in the Centurion and Hobart Properties as discussed in Note 3.

Note 6 – Convertible Debt Payable, page 29

13.	We note that you were late in paying the interest on your convertible debt. Please tell us if this late payment was a violation of your debt covenants. If so, tell us why it is appropriate to classify this debt as a long-term liability.

Response

> The late payment was not a violation of the any debt covenants as under the terms of the debenture, the holder had to notify the Company that a default occurred. The Company made the payment and did not receive a written notice of default.

Controls and Procedures, page 34

14.	Please review to state clearly Mr. Trudeau’s (as your certifying officer) conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. See Item 307 of Regulation S-K.

Response

We have revised the disclosure to provide a clear statement of the conclusions regarding the effectiveness of our disclosure controls.

15.	Please revise to state clearly Mr. Trudeau’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year and state clearly whether your internal control over financial reporting is effective. See Item 308T of Regulation S-K.

Response

We have revised the disclosure to provide a clear assessment of the effectiveness of our internal control over financial reporting.

16.	You disclose that one employee performs all accounting and bookkeeping for you “through [y]our outside accounting firm”. Please identify this accounting firm to us. Also, confirm to us that this accounting firm and your Chief Financial Officer approve all transactions and determine how the transactions are reported in your financial statements.

Response

> The outside accounting firm is: Demers Beaulne,S.E.N.C.R.L., 1100 Rene-Levesque Ouest,20ieme etage, Montreal, Quebec H3B 4N4 Canada

Helene Fortin is the associate in charge of the book keeping and internal accounting for Anticus. Helene Fortin and Daniel Trudeau our Principal Financial Officer approve all transactions and determine how the transactions are reported on the financial statements.

Our auditing accountants are: RSM Richter S.E.N.C.R.L./LLP 2,Place Alexis Nihon, Bureau 1820, Montreal (Quebec) H3Z 3C2

Paule Bouchard,FCA is our principal contact

Executive Compensation, page 39

Summary Compensation Table, page 39

17.	We note that your Summary Compensation Table includes compensation information for your officers and directors. Please revise to include only compensation of your named executive officers in the Summary Compensation Table. See Item 402(n)(1) of Regulation S-K. Also include a separate Director Compensation Table with compensation information for your directors. See Item 402(r) of Regulation S-K.

Response

>The Summary Compensation Table has been revised to show only our named executive officers and we have added the Director Compensation Table per Item 402(r) of Regulation S-K.

18.	Please confirm that the amounts included in the stock and options awards columns of the summary compensation table represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. In addition, disclose all assumptions made in the valuation of awards in the stock and option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Item 402(n)(2)(vi) and Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response

> A reference to the assumptions in the footnote7(c) “Stock Options” to the financial statements was made. The amounts included in the compensation table for the directors correctly represented the dollar amount recognized for financial statement reporting purposes. Corrections were made to the Executive Compensation table to reflect properly the vesting of Mr. Trudeau’s 2007 FY and 2008 FY options. The table did not previously represent the exact amounts attributed to those grants as vested as the vesting schedule is not synchronous to the FY.

Signatures, page 44

19.	In your amended filing and future filings, please identify the person who is signing on behalf of the registrant in the capacity of principal financial officer. See General Instruction D(2)(a) of Form 10-K.

Response

> We have revised the amended filing and identify in future filings the person who is signing on behalf of the registrant in acting in the capacity of “Principal Financial Officer.

Item 15. Exhibits

Exhibits 31.1 and 31.2

20.	In your amended filing, please identify Mr. Trudeau’s title, if true, as your principal financial officer, rather than your principal accounting officer. See Rules 13a-14 and 15d-14 under the Exchange Act.

In addition, we note that your certification references a “small business issuer” rather than a “registrant” throughout. Please revise to conform to the language in Item 601(b)(31) of Regulation S- K.

Response

> We have revised the disclosure to indicate “Registrant” to conform to Item 601(b)(31) of Regulation S-K and revised all related disclosure to indicate Mr. Trudeau’s role as “Principal Financial Officer”, pursuant to Rules 13a-14 and 15d-14 under the Exchange Act.

Quarterly Report on Form 10-Q for the period ended September 30, 2008

Item 4T – Controls and Procedures

21.	Please explain how your principal executive and principal financial officer concluded that your internal control over financial reporting was effective as of the period ended September 30, 2008 given that you have identified a material weakness as described on page 15.

Response

> We have revised our disclosure in subsequent filings; the additional detail we included may have been confusing. We had intended only to identify an issue inherent to any organization with only one or a few operational employees and what we had done to compensate for this condition. We intended to show that the weakness did not currently exist due to our implementation of working with an outside account to assist us in proper recording of financial transactions and the preparation of or financial reports for review by our auditing accountants.

END OF RESPONSES

ANTICUS INTERNATIONAL CORPORATION 1155 Rene-Levesque, Suite 2500 Montreal, Quebec, Canada H3B 2K4

March 12, 2009

Mr. Michael Henderson U.S. Securities and Exchange Commission Washington, D.C. 20549

Dear Mr. Henderson

Per the letter received from the Securities and Exchange Commission, dated January 29, 2009, Anticus International Corporation acknowledges the following:

  The company is responsible for the adequacy of the disclosure in the filing.
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

/s/ Daniel Trudeau Daniel Trudeau President